UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a – 16
AND 15d – 16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PACIFIC CENTURY CYBERWORKS LIMITED
(Registrant's name)

39th Floor, PCCW Tower, TaiKoo Place,
979 King's Road, Quarry Bay, Hong Kong

(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PACIFIC CENTURY CYBERWORKS LIMITED

Dated : July 5, 2002

By Fiona Nott

Fiona Nott
Company Secretary

PCCW 電訊盈科

Pacific Century CyberWorks Limited
電訊盈科有限公司

(Incorporated in Hong Kong with limited liability)

PROPOSAL FOR CHANGE OF ENGLISH NAME OF THE COMPANY

The Board of Directors (the "Board") of Pacific Century CyberWorks Limited (the "Company") proposes that the English name of the Company be changed to "**PCCW Limited**" and that the Chinese name of the Company remain unchanged as "電訊盈科有限公司".

The Board of the Company proposes that the English name of the Company be changed to "**PCCW Limited**" and that the Chinese name of the Company remain unchanged as "電訊盈科有限公司".

Reasons

The Company has recently completed an extensive rebranding exercise following the merger with Cable & Wireless HKT Limited in August 2000. The Board believes it is desirable to complete the rebranding programme by aligning the legal name of the Company with the Company's logo and brand. Employees, customers, media and shareholders know the Company as "PCCW" and the Board therefore recommends to shareholders that this be the official English name of the Company.

Conditions

The proposed change of English name of the Company is subject to the passing of a special resolution by the shareholders of the Company at an extraordinary general meeting to be convened by the Company and the approval by the Registrar of Companies in Hong Kong. The change of English name of the Company shall take effect from the date on which the new name is registered by the Registrar of Companies in Hong Kong.

Effects

The proposed change of English name of the Company will have no impact on the existing contracts, business, or day to day operations of the Company. Further, the proposed change of English name will not affect any rights of the shareholders of the Company. All existing Ordinary Share Certificates and American Depositary Receipts bearing the existing name of the Company will continue to be legal and valid evidence of title to the ordinary shares of HK$0.05 each in the Company and shall remain legal and valid for trading and settlement purpose.

Extraordinary General Meeting

An Extraordinary General Meeting of the Company will be held on **July 31, 2002 at 10:30 a.m.** to seek the shareholders' approval of the proposed change of English name of the Company.

A circular containing further details of proposed change of the Company's English name together with a notice convening the Extraordinary General Meeting of the Company will be despatched to the shareholders of the Company on July 5, 2002. A further announcement will be made in respect of the effective date of the change of English name of the Company.

By Order of the Board
Fiona Nott
Company Secretary

Hong Kong, July 4, 2002

Pacific Century CyberWorks Limited
電訊盈科有限公司

(Incorporated in Hong Kong with limited liability)

Executive Directors:
LI Tzar Kai, Richard *(Chairman and Chief Executive)*
YUEN Tin Fan, Francis *(Deputy Chairman)*
CHEUNG Wing Lam, Linus *(Deputy Chairman)*
Peter Anthony ALLEN
Alexander Anthony ARENA
John Todd BONNER
Jeffrey Amsden BOWDEN
Michael John BUTCHER
CHUNG Cho Yee, Mico

Non-Executive Directors:
Prof. CHANG Hsin-kang
Sir David FORD
Dr. FUNG Kwok King, Victor
Dr. The Hon LI Kwok Po, David, GBS, JP
Sir Roger LOBO, CBE, JP
Avram MILLER
The Hon Raymond George Hardenbergh SEITZ

Registered office:
39/F., PCCW Tower
TaiKoo Place
979 King's Road
Quarry Bay
Hong Kong

July 5, 2002

To the Shareholders

Dear Sir or Madam,

PROPOSAL FOR CHANGE OF ENGLISH NAME OF THE COMPANY

The Board of Directors (the "Board") of Pacific Century CyberWorks Limited (the "Company") proposes that the English name of the Company be changed to "**PCCW Limited**" and that the Chinese name of the Company remain unchanged as "電訊盈科有限公司".

Reasons

The Company has recently completed an extensive rebranding exercise following the merger with Cable & Wireless HKT Limited in August 2000. The Board believes it is desirable to complete the rebranding programme by aligning the legal name of the Company with the Company's logo and brand. Employees, customers, media and shareholders know the Company as "PCCW" and the Board therefore recommends to shareholders that this be the official English name of the Company.

Conditions

The proposed change of English name of the Company is subject to the passing of a special resolution by the shareholders of the Company at an extraordinary general meeting to be convened by the Company and the approval by the Registrar of Companies in Hong Kong. The change of English name of the Company shall take effect from the date on which the new name is registered by the Registrar of Companies in Hong Kong.

Effects

The proposed change of English name of the Company will have no impact on the existing contracts, business, or day to day operations of the Company. Further, the proposed change of English name will not affect any rights of the shareholders of the Company. All existing Ordinary Share Certificates and American Depositary Receipts bearing the existing name of the Company will continue to be legal and valid evidence of title to the ordinary shares of HK$0.05 each in the Company and shall remain legal and valid for trading and settlement purpose.

Extraordinary General Meeting

A notice convening the Extraordinary General Meeting of the Company, which will be held in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong on July 31, 2002 at 10:30 a.m. to approve the change of the Company's English name, and a form of proxy for use at the Extraordinary General Meeting are enclosed. Whether or not shareholders intend to attend the meeting, they are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it as soon as possible to the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, and in any event not less than 48 hours before the time appointed for the holding of the Extraordinary General Meeting (or any adjournment thereof). Delivery of a form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting thereof should they so wish.

Yours faithfully,
For and on behalf of the Board
YUEN Tin Fan, Francis
Deputy Chairman

Pacific Century CyberWorks Limited
電訊盈科有限公司

(Incorporated in Hong Kong with limited liability)

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of Pacific Century CyberWorks Limited (the "Company") will be held in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong on July 31, 2002 at 10:30 a.m. for the purpose of considering and, if thought fit, passing the following resolution as a Special Resolution of the Company:

SPECIAL RESOLUTION

"**THAT** subject to the approval of the Registrar of Companies in Hong Kong, the name of the Company be changed to "**PCCW Limited 電訊盈科有限公司**" with effect from the date of issue of the relevant certificate of incorporation on change of name."

By Order of the Board
Fiona Nott
Company Secretary

Hong Kong, July 5, 2002

NOTES:

1. A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and vote in his stead in accordance with the articles of association of the Company. A proxy need not be a member of the Company.

2. A form of proxy for use at the Extraordinary General Meeting (or any adjournment thereof) is enclosed with the circular to shareholders of the Company.

3. To be valid, the form of proxy, together with the power of attorney or other authority if any, under which it is signed or a notarially certified copy of that power of attorney or authority must be deposited at the Share Registrars of the Company, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Extraordinary General Meeting (or any adjourned meeting thereof) and in default the form of proxy shall not be treated as valid. Completion and return of the form of proxy will not preclude members of the Company from attending and voting in person at the Extraordinary General Meeting (or any adjourned meeting thereof) should they so wish.

4. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders shall be present at any meeting personally or by proxy, that one of the holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

4. 倘屬任何股份之聯名登記持有人，其中任何一名聯名持有人均有權親自或委派代表就有關股份投票，猶如彼為唯一有權投票者。惟倘超過一名聯名持有人親自或委派代表出席會議，則唯有在本公司股東名冊內排名首位而有權就有關股份投票之持有人方有權投票。

PCCW 電訊盈科

Pacific Century CyberWorks Limited
電訊盈科有限公司

(於香港註冊成立之有限公司)

茲通告電訊盈科有限公司(「本公司」)謹定於二零零二年七月三十一日上午十時三十分假座香港鰂魚涌英皇道979號太古坊電訊盈科中心14樓會議室舉行股東特別大會，藉以考慮並酌情通過下列決議案為本公司特別決議案：

特別決議案

「**動議**將本公司之名稱改為「**PCCW Limited 電訊盈科有限公司**」，惟須待香港公司註冊處批准後始可作實，並由獲發公司更改名稱註冊證書當日起生效。」

承董事會命

公司秘書

樂鳳蘭

香港，二零零二年七月五日

附註：

1. 有權出席股東特別大會並於會上投票之本公司股東可根據本公司章程細則委任一名或多名代表代其出席及投票。受委任代表毋須為本公司股東。

2. 適用於股東特別大會(或其任何續會)之代表委任表格隨附於致本公司股東之通函。

3. 代表委任表格連同簽署妥當之授權書或其他授權文件(如有)或由公證人簽署證明之授權書或授權文件副本，必須於股東特別大會(或其任何續會)指定召開時間48小時前，盡快交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-5室，否則代表委任表格將被視為無效。填妥及交回代表委任表格後，本公司股東仍可出席股東特別大會(或其任何續會)，並於會上投票。

原因

本公司於二零零零年八月與香港電訊有限公司合併後，近期已重新包裝本身之品牌形象。董事會相信，本公司之法定名稱應改為與商標及品牌一致，藉以完成重新包裝品牌計劃。由於僱員、客戶、傳媒及股東均稱本公司為「PCCW」，故董事會向股東建議以「PCCW」作為本公司之正式英文名稱。

條件

建議更改英文名稱一事，須待股東於本公司股東特別大會上通過特別決議案，並且獲得香港公司註冊處處長批准，方可作實。本公司之新英文名稱將於香港公司註冊處註冊當日起即時生效。

影響

本公司建議更改英文名稱一事對本公司現有合約、業務或日常營運概無影響。此外，建議更改英文名稱亦不影響本公司股東任何權益。至於附有本公司現有名稱之所有普通股股票及美國預託證券，將繼續成為本公司每股面值港幣0.05元普通股之合法及有效業權證據，亦可合法及有效地用於交易及結算用途。

股東特別大會

本公司將於二零零二年七月三十一日上午十時三十分假座香港鰂魚涌英皇道979號太古坊電訊盈科中心14樓舉行股東特別大會，以敦請股東批准更改本公司之英文名稱。隨函附上召開股東特別大會之通告及適用於大會之代表委任表格。無論股東擬出席大會與否，務請依照代表委任表格之指示填妥該表格，且必須於股東特別大會(或其任何續會)指定召開時間48小時前，盡快將該表格交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-5室。股東交回代表委任表格後，仍可出席股東特別大會或其任何續會，並於會上投票。

此致

列位股東　台照

代表董事會
副主席
袁天凡
謹啓

二零零二年七月五日

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

Pacific Century CyberWorks Limited

電訊盈科有限公司

（於香港註冊成立之有限公司）

執行董事：
李澤楷（主席兼行政總裁）
袁天凡（副主席）
張永霖（副主席）
彭德雅
艾維朗
班瀚
包爾敦
麥柏喬
鍾楚義

非執行董事：
張信剛教授
霍德爵士
馮國經博士
李國寶博士，GBS，JP
羅保爵士，CBE，JP
Avram MILLER
薛利民

註冊辦事處：
香港
鰂魚涌
英皇道979號
太古坊
電訊盈科中心39樓

敬啓者：

建議更改本公司之英文名稱

電訊盈科有限公司（「本公司」）董事會（「董事會」）建議將本公司之英文名稱更改為「PCCW Limited」，至於本公司之中文名稱「電訊盈科有限公司」將維持不變。